Energy Fuels Added to Russell 3000® Index

June 30, 2015

Lakewood, Colorado – Energy Fuels Inc. (NYSE MKT: UUUU, TSX: EFR) (“Energy Fuels” or the “Company”), one of the leading producers of uranium in the United States,is pleased to announce that the Company has been added to the broad-market Russell 3000®Index. The Russell 3000® Index measures the performance of the largest three-thousand companies in the U.S. equity market. In addition, as a member of the Russell 3000® Index, the Company has also joined the Russell 2000® Index, which measures the performance of the small-cap segment of the U.S. equity universe.

Stephen P. Antony, President and CEO of Energy Fuels stated: “Inclusion on the Russell 3000® Index is an exciting accomplishment for Energy Fuels. We are constantly working to create shareholder value and being added to the Russell 3000® Index provides an excellent opportunity to introduce our company to a broader universe of retail and institutional investors. More importantly, we believe nuclear energy is the best technology available to produce baseload electricity with very low life-cycle air and carbon emissions. As a leading producer of uranium in the United States, and with the United States being the largest producer of nuclear energy in the World, we are very optimistic about the future of Energy Fuels.”

Russell indexes are widely used by investment managers and institutional investors for index funds and as benchmarks for active investment strategies. Approximately $5.7 trillion in assets are benchmarked to the Russell’s U.S. indexes. Russell indexes are part of FTSE Russell, a leading global index provider.

About Energy Fuels

Energy Fuels is a leading integrated US-based uranium mining company, supplying U3O8 to major nuclear utilities in the U.S. and globally. Energy Fuels operates two of America’s key uranium production centers, the White Mesa Mill in Utah and the Nichols Ranch Processing Facility in Wyoming. The White Mesa Mill is the only conventional uranium mill operating in the U.S. today and has a licensed capacity of over 8 million pounds of U3O8 per year. The Nichols Ranch Processing Facility, acquired through the Company’s June 2015 acquisition of Uranerz Energy Corporation, is an in situ recovery (“ISR”) production center with a licensed capacity of 2 million pounds of U3O8 per year. Energy Fuels also has the largest NI 43-101 compliant uranium resource portfolio in the U.S. among producers, and uranium mining projects located in a number of Western U.S. states, including two producing mines, mines on standby, and mineral properties in various stages of permitting and development. The Company’s common shares are listed on the NYSE MKT under the trading symbol “UUUU”, and on the Toronto Stock Exchange under the trading symbol “EFR”.

About FTSE Russell:

FTSE Russell is a global index leader that provides innovative benchmarking, analytics and data solutions for investors worldwide. FTSE Russell calculates thousands of indexes that measure and benchmark markets and asset classes in more than 80 countries, covering 98% of the investable market globally and trading on over 25 exchanges worldwide.

FTSE Russell index expertise and products are used extensively by institutional and retail investors globally. Leading asset owners, asset managers, ETF providers and investment banks use FTSE Russell indexes to benchmark their investment performance and create ETFs, structured products and index-based derivatives.

A core set of universal principles guides FTSE Russell index design and management: a transparent rules-based methodology is informed by independent committees of leading market participants. FTSE Russell is focused on applying the highest industry standards in index design and governance. FTSE Russell is also focused on index innovation and client collaboration as it seeks to enhance the breadth, depth and reach of its offering.

FTSE Russell is wholly owned by London Stock Exchange Group. For more information, visit www.ftserussell.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to the expected benefits to the Company of being included on the Russell indexes, information about FTSE Russell and its indexes, nuclear energy being the best technology available to produce clean energy with very low life-cycle air and carbon emissions, and any other statements regarding Energy Fuels’ future expectations, beliefs, goals or prospects constitute forward-looking information within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels’ ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation: the expected benefits to the Company of being included on the Russell indexes, information about FTSE Russell and its indexes, nuclear energy being the best technology available to produce clean energy with very low life-cycle air and carbon emissions; and other risk factors as described in Energy Fuels’ and Uranerz Energy Corporation’s most recent annual information forms and annual and quarterly financial reports.

Energy Fuels assumes no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels’ and Uranerz Energy Corporation’s respective filings with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of Energy Fuels relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Investor Inquiries:

Energy Fuels Inc.
Curtis Moore
VP – Marketing and Corporate Development
(303) 974-2140 or Toll free: (888) 864-2125
investorinfo@energyfuels.com
www.energyfuels.com